

January 15, 2021

Avi Israel
Chief Financial Officer
Rada Electronic Industries Ltd
7 Giborei Israel Street
Netanya 4250407, Israel

>   **Re: Rada Electronic Industries Ltd**
>   **Registration Statement on Form F-3**
>   **Filed January 11, 2021**
>   **File No. 333-252015**

Dear Mr. Israel:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Taylor Beech at 202-551-4515 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Steve Glusband